UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Youdao, Inc.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

98741T104(1)

(CUSIP Number)

William Lei Ding

Building No. 7, West Zone

Zhongguancun Software Park (Phase II)

No. 10 Xibeiwang East Road, Haidian District

Beijing 100193, People’s Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing one Class A ordinary share.

CUSIP No. 98741T104

1.	Names of Reporting Persons William Lei Ding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,000 Class A ordinary shares(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,175,000 Class A ordinary shares(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000 Class A ordinary shares(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%(3)

14.	Type of Reporting Person (See Instructions) IN

(2)             Consisting of 1,175,000 ADSs, each representing one Class A ordinary share of the Issuer, held by Dragon Creation Technology Limited.

(3)             Based on 22,635,396 Class A ordinary shares outstanding upon completion of the Issuer’s initial public offering (“IPO”) on October 29, 2019.

CUSIP No. 98741T104

1.	Names of Reporting Persons Sino Intelligence Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,000 Class A ordinary shares(4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,175,000 Class A ordinary shares(4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000 Class A ordinary shares(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%(5)

14.	Type of Reporting Person (See Instructions) OO

(4)             Consisting of 1,175,000 ADSs, each representing one Class A ordinary share of the Issuer, held by Dragon Creation Technology Limited.

(5)             Based on 22,635,396 Class A ordinary shares outstanding upon completion of the Issuer’s IPO on October 29, 2019.

CUSIP No. 98741T104

1.	Names of Reporting Persons Sino Intelligence Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,000 Class A ordinary shares(6)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,175,000 Class A ordinary shares(6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000 Class A ordinary shares(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%(7)

14.	Type of Reporting Person (See Instructions) CO

(6)             Consisting of 1,175,000 ADSs, each representing one Class A ordinary share of the Issuer, held by Dragon Creation Technology Limited.

(7)             Based on 22,635,396 Class A ordinary shares outstanding upon completion of the Issuer’s IPO on October 29, 2019.

CUSIP No. 98741T104

1.	Names of Reporting Persons Dragon Creation Technology Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,000 Class A ordinary shares(8)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,175,000 Class A ordinary shares(8)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000 Class A ordinary shares(8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%(9)

14.	Type of Reporting Person (See Instructions) CO

(8)             Consisting of 1,175,000 ADSs, each representing one Class A ordinary share of the Issuer, held by Dragon Creation Technology Limited.

(9)             Based on 22,635,396 Class A ordinary shares outstanding upon completion of the Issuer’s IPO on October 29, 2019.

Item 1.

Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share, of Youdao, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive office is located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, People’s Republic of China.

Item 2.

Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by:

(1) Mr. William Lei Ding, a citizen of the People’s Republic of China and the chief executive officer and director of NetEase, Inc., whose business address is located at Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193. Mr. Ding is also a director of the Issuer;

(2) Sino Intelligence Trust, a trust organized under the laws of the Cayman Islands (the “Trust”), with its registered address at 2/F, The Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 10338, KY1-1003, Grand Cayman, Cayman Islands and its principal business in investment holding. TMF (Cayman) Ltd. acts as the trustee for the Trust. Mr. Ding is the settlor for the Trust. The beneficiaries of the Trust are Mr. Ding and his family;

(3) Sino Intelligence Holding Limited, a company incorporated under the laws of the British Virgin Islands, with its registered address at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110, and its principal business in investment holding. Sino Intelligence Holding Limited is wholly owned by the Trust. S.B. Vanwall Ltd., a company incorporated under the laws of the British Virgin Islands, serves as the sole director of Sino Intelligence Holding Limited. The principal business of S.B. Vanwall Ltd. is the provision of directorship services. S.B. Vanwall Ltd.’s registered address is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands; and

(4) Dragon Creation Technology Limited, a company incorporated under the laws of the British Virgin Islands, with its registered address at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110, and its principal business in investment holding. Dragon Creation Technology Limited is wholly owned by Sino Intelligence Holding Limited. Mr. Ding is the sole director of Dragon Creation Technology Limited.

Mr. Ding, the Trust, Sino Intelligence Holding Limited and Dragon Creation Technology Limited are collectively referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On October 29, 2019, the Issuer sold 22,635,396 ADSs, each representing one Class A ordinary share, in an IPO at US$17.00 per ADS and listed its ADSs on the New York Stock Exchange. Dragon Creation Technology Limited purchased 1,175,000 of the Issuer’s ADSs on the same terms and conditions as the other investors in the IPO. The funds used to acquire the foregoing Class A ordinary shares of the Issuer were provided through Dragon Creation Technology Limited’s working capital.

Item 4.

Purpose of the Transaction.

The information furnished in Item 3 is hereby incorporated into this Item 4 by reference.

The Reporting Persons acquired the Class A ordinary shares of the Issuer reported herein for investment purposes. Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to review the investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect to take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.

Interest in Securities of the Issuer.

(a), (b) The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.

(c) The Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days, except as otherwise disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. None.

Item 7.

Material to Be Filed as Exhibits.

Exhibit 99.1 - Joint Filing Agreement, dated as of December 2, 2019, by and between Mr. William Lei Ding, the Trust, Sino Intelligence Holding Limited and Dragon Creation Technology Limited.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2019

WILLIAM LEI DING

/s/ William Lei Ding

SINO INTELLIGENCE TRUST

By:	/s/ Liu Kin Wai and Chan Ka Wah Hanifa
Name:	Liu Kin Wai and Chan Ka Wah Hanifa on behalf of TMF (Cayman) Ltd.
Title:	Trustee

SINO INTELLIGENCE HOLDING LIMITED

By:	/s/ Lam Shu Lan
Name:	Lam Shu Lan on behalf of S.B. Vanwall Ltd.
Title:	Director

DRAGON CREATION TECHNOLOGY LIMITED

By:	/s/ William Lei Ding
Name:	William Lei Ding
Title:	Director